Schedule 13D	Page 1 of 9

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Handspring, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

69664210-7

(CUSIP Number)

JUDY BRUNER

Senior Vice President and Chief Financial Officer

PALM, INC.

400 N. McCarthy Blvd.

Milpitas, California 95035

(408) 503-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 9

CUSIP No. 69664210-7

1.	Names of Reporting Person. SS or I.R.S. Identification No. of above persons (entities only). Palm, Inc. I.R.S. Identification No.: 94-3150688

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

	8.	Shared Voting Power 60,120,528 (See (1) below)

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power 85,045,905 (See (2) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,120,528 (See (1) and (3) below)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) Approximately 39.3 percent (See (1) – (3) below)

14.	Type of Reporting Person (See Instructions) CO

Schedule 13D	Page 3 of 9

(1)	60,120,528 shares of Handspring Common Stock are subject to Stockholder Voting Agreements (“Voting Agreements”) between Palm and certain officers and directors of Handspring, as described in Items 3 and 4 below, of which 55,619,399 shares are outstanding on the date hereof and 4,501,129 shares are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of June 4, 2003. The filing of this Statement shall not be construed as an admission that Palm is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Handspring Common Stock subject to the Voting Agreements.

(2)	85,045,905 shares of Handspring Common Stock are subject to restrictions on transfer under the Voting Agreements and the Transfer Restriction Agreements (“Transfer Agreements”) between Palm and certain directors and other stockholders of Handspring, as described in Item 6 below, of which 80,415,776 shares are outstanding on the date hereof and 4,630,129 shares are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of June 4, 2003. The filing of this Statement shall not be construed as an admission that Palm is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Handspring Common Stock subject to the Transfer Agreements.

(3)	Based on the 152,819,526 shares of Handspring Common Stock outstanding after the issuance of 4,501,129 shares of Handspring Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of June 4, 2003 as identified in (1) above, the 60,120,528 shares of Handspring Common Stock subject to the Voting Agreements which Palm may be deemed to beneficially own as of June 4, 2003 represent approximately 39.3% of the outstanding Handspring Common Stock.

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share, of Handspring, Inc., a Delaware corporation (“Handspring” or “Issuer”). The principal executive offices of Handspring are located at 189 Bernardo Avenue, Mountain View, California 94043.

Item 2.    Identity and Background

The name of the corporation filing this Statement is Palm, Inc., a Delaware corporation (“Palm”). Palm is a provider of handheld computing devices and operating systems for handheld devices. The address of Palm’s principal business is 400 N. McCarthy Blvd., Milpitas, California 95035.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Palm, (ii) the residence or business address of each of the directors of Palm, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Palm, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Palm is the same as the address of Palm’s principal business.

Neither Palm nor, to the knowledge of Palm, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Palm, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Schedule 13D	Page 4 of 9

Item 3.    Source and Amount of funds or Other Consideration

Pursuant to an Agreement and Plan of Reorganization, dated as of June 4, 2003, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), by and among Palm, Peace Separation Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Palm (“Separation Sub”), Harmony Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Palm (the “Merger Sub”) and Handspring, and subject to the conditions set forth therein (including adoption and approval of the Merger Agreement, approval of the Parent Merger (as defined below) and approval of the issuance of Palm Common Stock in the Company Merger (as defined below) by the stockholders of Palm, adoption and approval of the Merger Agreement and approval of the Company Merger by the stockholders of Handspring, authorization for listing of the PalmSource, Inc. Common Stock on The Nasdaq Stock Market, Inc.’s National Market and receipt of applicable regulatory approvals), Palm will distribute the shares of PalmSource, Inc. Common Stock held by it through a merger of Separation Sub with and into Palm (the “Parent Merger”), with Palm as the surviving corporation. Immediately following the Parent Merger, it is contemplated that Merger Sub will be merged with and into Handspring (the “Company Merger” and together with the Parent Merger, the “Mergers”). At the effective time of the Company Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Handspring, with Handspring as the surviving corporation and a wholly-owned direct subsidiary of Palm (sometimes referred to herein as the “Surviving Corporation”).

As an inducement to Palm to enter into the Merger Agreement and in consideration thereof, certain officers and directors of Handspring (collectively, the “Stockholders”) entered into individual Voting Agreements with Palm, copies of the forms of which are attached hereto as Exhibits 2 and 3 (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) and more fully described in Item 4, whereby each Stockholder agreed to vote all of (or in the case of Jeffrey C. Hawkins, a portion of) the shares of Handspring Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Merger Agreement and approval of the Company Merger and certain related matters. Palm did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Mergers, the Merger Agreement, and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1 through 3 to this Statement, which are incorporated by reference herein in their entirety.

The Voting Agreements also contain restrictions on transfer of the Handspring shares. Please see Item 6 for a description of the restrictions on transfer of shares of Handspring Common Stock contained in the Voting Agreements and the Transfer Agreements entered into between Palm and certain directors and other stockholders of Handspring.

Schedule 13D	Page 5 of 9

Item 4:    Purpose of Transaction

As described in Item 3 above, this Statement relates to the acquisition of Handspring by Palm pursuant to a statutory merger of Merger Sub with and into Handspring, pursuant to which, at the effective time of the Company Merger, the separate existence of Merger Sub will cease and Handspring will continue as the Surviving Corporation. By virtue of the Company Merger, each share of outstanding common stock, par value $0.001 per share, of Handspring (“Handspring Common Stock”) together with its attached preferred stock purchase right will be cancelled and extinguished and automatically converted into the right to receive 0.09 shares of common stock, par value $0.001 per share, of Palm (“Palm Common Stock”). Shares of Palm Common Stock will be issued with their associated preferred stock purchase right. Each of the 1,000 shares of outstanding common stock, par value $0.001 per share, of Merger Sub will be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation. In connection with the Company Merger, Palm will also assume each outstanding option and warrant to purchase Handspring Common Stock and each such option or warrant will represent the right to acquire a number of shares of Palm Common Stock, as adjusted based on the exchange ratio, with the exercise price per share adjusted accordingly. Also in connection with the Company Merger, each purchase right under Handspring’s 2000 Employee Stock Purchase Plan will be exercised, and each share of Handspring Common Stock issued as a result thereof will be converted into the right to receive a number of shares of Palm Common Stock equal to the exchange ratio.

As part of the Merger Agreement, Palm will provide an initial $10 million line of credit to Handspring for working-capital purposes until the transaction closes. Under certain conditions, the line of credit may increase to $20 million, and its maturity may be extended.

Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed the executive officers and directors of Palm as such Stockholder’s lawful attorneys and proxies with respect to certain prescribed matters related to the Company Merger. The foregoing proxies give the executive officers and directors of Palm the limited right to vote or deliver a consent with respect to the shares of Handspring Common Stock set forth on Schedule B hereto beneficially owned by the Stockholders, at every annual, special, adjourned or postponed meeting of the stockholders of Handspring and in every written consent in lieu of such a meeting: (a) in favor of the approval of the Company Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (b) in favor of any matter that could reasonably be expected to facilitate the Company Merger, including waiving any notice that may be required relating to the Company Merger; (c) against approval of any proposal made in opposition to, or in competition with, consummation of the Company Merger and the transactions contemplated by the Merger Agreement, including any proposal for the acquisition or purchase of assets or capital stock by any person (other than Palm); (d) against any other matter that could reasonably be expected to facilitate any acquisition or purchase of Handspring’s assets or capital stock by any person (other than Palm); and (e) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Company Merger or any of the other transactions contemplated by the Merger Agreement. The Stockholders may vote their shares of Handspring Common Stock on all other matters submitted to the stockholders of Handspring for their approval. The voting obligations contained in the Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (b) such date and time as the Company Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement (the “Expiration Date”).

The purpose of the Voting Agreements is to assist Palm and Handspring in consummating the Company Merger and other transactions contemplated under the Merger Agreement. The Voting Agreements provide that Voting Agreements will not, and it is the intent of the parties that the Voting Agreements will not, preclude the board of directors of Handspring or any member thereof from exercising their fiduciary duties as required by applicable law.

Please see Item 6 for a description of the restrictions on transfer of shares of Handspring Common Stock contained in the Voting Agreements and the Transfer Agreements entered into between Palm and certain directors and other stockholders of Handspring.

Schedule 13D	Page 6 of 9

Pursuant to the terms of the Merger Agreement, upon the consummation of the Company Merger, the initial directors and officers of the Surviving Corporation will be the directors and officers of Merger Sub, respectively, and the size of the Palm Board of Directors will be increased to add three directors who are currently directors of Handspring and certain of the directors and officers of Handspring will become employees of Palm.

Upon consummation of the Company Merger, the Certificate of Incorporation of Handspring will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Company Merger, until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation, provided, however, that at the effective time of the Company Merger, Article I of the Certificate of Incorporation of the Surviving Corporation will be amended and restated to change the name of the corporation to Handspring, Inc. Upon consummation of the Company Merger, the Bylaws of Handspring will be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, as in effect immediately prior to the effective time of the Company Merger, until thereafter amended in accordance with the General Corporation Law of the State of Delaware and as provided in such Bylaws of the Surviving Corporation.

Upon consummation of the Company Merger, Handspring Common Stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market and it will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

References to, and descriptions of, the Mergers, the Merger Agreement, the Voting Agreements and the Transfer Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreements and the Transfer Agreements included as Exhibits 1 through 5 to this Statement, which are incorporated by reference herein in their entirety.

Item 5.    Interest in Securities of the Issuer

As a result of the Voting Agreements, Palm may be deemed to be the beneficial owner of at least 60,120,528 shares of Handspring Common Stock as of June 4, 2003. Such Handspring Common Stock constitutes approximately 39.3% of the issued and outstanding shares of Handspring Common Stock, based on the 148,318,397 shares of Handspring Common Stock outstanding as of May 28, 2003 (as represented by Handspring in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 4,501,129 shares of Handspring Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of June 4, 2003. Palm also may be deemed to have shared voting power or shared dispositive power with respect to the foregoing shares of Handspring Common Stock with respect to those matters described above. However, (a) other than as specifically set forth in the Voting Agreements or the Transfer Agreements, Palm is not entitled to any rights as a stockholder of Handspring as to the foregoing shares of Handspring Common Stock, and (b) the filing of this Statement shall not be construed as an admission that Palm is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Handspring Common Stock subject to the Voting Agreements.

Schedule 13D	Page 7 of 9

As a result of the Transfer Agreements and the restrictions on transfer under the Voting Agreements described in Item 6, Palm may be deemed to be the beneficial owner of at least 85,045,905 shares of Handspring Common Stock as of June 4, 2003. Such Handspring Common Stock constitutes approximately 55.6% of the issued and outstanding shares of Handspring Common Stock, based on the 148,318,397 shares of Handspring Common Stock outstanding as of May 28, 2003 (as represented by Handspring in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 4,630,129 shares of Handspring Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of June 4, 2003. Palm also may be deemed to have shared dispositive power with respect to the foregoing shares of Handspring Common Stock with respect to those matters described above. However, (a) other than as specifically set forth in the Voting Agreements or the Transfer Agreements, Palm is not entitled to any rights as a stockholder of Handspring as to the foregoing shares of Handspring Common Stock, and (b) the filing of this Statement shall not be construed as an admission that Palm is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Handspring Common Stock subject to the Transfer Agreements.

To the knowledge of Palm, no other person listed on Schedule A hereto has an equity or other ownership interest in Handspring.

Set forth on Schedule B hereto is the name of the Stockholders of Handspring that have entered into a Voting Agreement with Palm, and to the knowledge of Palm, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

In addition to the Stockholders subject to restrictions on transfer under the Voting Agreements, set forth on Schedule C hereto is the name of those stockholders of Handspring that have agreed to restrictions on transfer by entering into a Transfer Agreement with Palm, and to the knowledge of Palm, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of Palm, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

To the knowledge of Palm, no other person, other than those persons listed on Schedules B and C hereto who retain all rights and interest in their shares of Handspring Common Stock except as described in this Statement, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Statement.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

As an inducement to Palm to enter into the Merger Agreement and in consideration thereof, the certain directors and other stockholders of Handspring set forth on Schedule B hereto that have entered into a Voting Agreement and the remaining directors of Handspring, Jeffrey C. Hawkins and certain other stockholders of Handspring set forth on Schedule C hereto that have entered into a Transfer Agreement, have agreed not to transfer any shares (including transfer of voting rights) of Handspring Common Stock beneficially owned by them prior to the Expiration Date except: (a) to a member of such stockholder’s immediate family or to a trust for the benefit of such stockholder and/or any member of such stockholder’s immediate family provided that each such transferee (i) executes a counterpart of the applicable agreement and (ii) agrees in writing to hold such shares, or such interest therein, subject to all of the terms and conditions set forth in the applicable agreement, (b) if such stockholder is a venture capital limited liability company or partnership, in a transaction involving the distribution without consideration of all or any portion of the shares to its constituent partners, retired partners, affiliated funds, members or retired members in proportion to their ownership interests in such venture capital limited liability company or partnership, or (c) with respect to Jeffrey C. Hawkins’ Transfer Agreement only, in accordance with the terms of his

Schedule 13D	Page 8 of 9

Rule 10b5-1 trading plan. Palm did not pay additional consideration to any stockholder of Handspring in connection with the execution and delivery of the Voting Agreements or the Transfer Agreements.

References to, and descriptions of, the Voting Agreements and Transfer Agreements set forth herein are qualified in their entirety by reference to the copies of the Voting Agreements and Transfer Agreements included as Exhibits 2 through 5 to this Statement, which are incorporated by reference herein in their entirety.

Item 7.    Material to Handspring Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.    Agreement and Plan of Reorganization, dated as of June 4, 2003, by and among Palm, Inc., a Delaware corporation, Peace Separation Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Palm, Inc., Harmony Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Palm, Inc., and Handspring, Inc., a Delaware corporation.

2.    Form of Voting Agreement, dated as of June 4, 2003, by and between Palm, Inc., a Delaware corporation, and each of Donna L. Dubinsky and Edward T. Colligan and Lisa A. Colligan.

3.    Form of Voting Agreement, dated as of June 4, 2003, by and between Palm, Inc., a Delaware corporation, and Jeffrey C. Hawkins.

4.    Form of Transfer Restriction Agreement, dated as of June 4, 2003, by and between Palm, Inc., a Delaware corporation and each of Benchmark Capital Partners II, L.P. (as nominee for Benchmark Capital Partners, II, L.P., Benchmark Founders’ Fund II, L.P., Benchmark Founders’ Fund II-A, L.P. and Benchmark Members’ Fund II, L.P.), L. John Doerr, Bruce W. Dunlevie, William E. Kennard, Mitchell E. Kertzman, Kleiner Perkins Caufield & Byers VIII, L.P., KPCB Information Sciences Zaibatsu Fund II, L.P. and KPCB VIII Founders Fund, L.P.

5.    Form of Transfer Restriction Agreement, dated as of June 4, 2003, by and between Palm, Inc., a Delaware corporation, and Jeffrey C. Hawkins.

Schedule 13D	Page 9 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 16, 2003
Date

/s/ JUDY BRUNER
Signature

Judy Bruner, Senior Vice President and Chief Financial Officer
Name/Title

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

PALM, INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Palm. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Palm, Inc., 400 N. McCarthy Blvd., Milpitas, California 95035.

Name of Executive Officer	Title and Present Principal Occupation
Eric A. Benhamou	Chairman of the Board and Chief Executive Officer

R. Todd Bradley	President and Chief Executive Officer, Solutions Group of Palm, Inc.

David Nagel	President and Chief Executive Officer, PalmSource, Inc.

Judy Bruner	Senior Vice President and Chief Financial Officer

Marianne Jackson	Senior Vice President and Chief Human Resources Officer

Name of Director	Title and Present Principal Occupation
Eric A. Benhamou	Chairman of the Board and Chief Executive Officer of Palm Chairman of the Board of PalmSource, Inc. Chairman of the Board 3Com Corporation 5400 Bayfront Plaza M/S 1413 Santa Clara, CA 95052

R. Todd Bradley	President and Chief Executive Officer, Solutions Group of Palm, Inc.

Gordon A. Campbell	President and Chief Executive Officer Techfarm, Inc. 200 W. Evelyn Ave., Suite 100 Mountain View, CA 94041

Gareth C.C. Chang	Chairman and Managing Partner GC3 & Associates International, LLC 1334 Parkview Avenue Manhattan Beach, CA 90266

Jean-Jacques Damlamian*	Group Executive Vice President France Telecom 6 place d’Alleray 75505 Paris Cedex 15

Michael Homer	Chairman of the Board and Chief Executive Officer Kontiki, Inc. 1350 Villa Avenue Mountain View, CA 94041

David C. Nagel	President and Chief Executive Officer PalmSource, Inc.

Susan G. Swenson	President and Chief Operating Officer Leap Wireless International, Inc. 10307 Pacific Center Court San Diego, CA 92121

*	citizen of France

SCHEDULE B

STOCKHOLDERS PARTY TO A VOTING AGREEMENT

WITH PALM, INC.

The following table sets forth the name and present principal occupation or employment of each Stockholder of Handspring that has entered into a Voting Agreement with Palm in connection with the Merger Agreement, and the aggregate number of shares of Handspring Common Stock beneficially owned by each such Stockholder as of June 4, 2003 subject to such Voting Agreement. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Handspring, Inc., 189 Bernardo Avenue, Mountain View, California 94043.

Stockholder Party to Voting Agreement	Shares Beneficially Owned and Subject to Voting Agreement	Percent of Class (%)(1)
Jeffrey C. Hawkins Chairman and Chief Product Officer of Handspring, Inc.	32,284,711	21.1

Donna L. Dubinsky Chief Executive Officer of Handspring, Inc.	21,800,728	14.3

Edward T. Colligan and Lisa A. Colligan President and Chief Operations Officer of Handspring, Inc.	6,035,089(2)	3.9

(1)	Based on 148,318,397 shares of Handspring Common Stock outstanding as of May 28, 2003 (as represented by Handspring in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 4,501,129 shares of Handspring Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of June 4, 2003.
(2)	Includes 1,533,960 outstanding shares of Handspring Common Stock, and 4,501,129 shares of Handspring Common Stock issuable upon the exercise of options or warrants to purchase Handspring Common Stock, which are exercisable within 60 days of June 4, 2003.

SCHEDULE C

STOCKHOLDERS PARTY TO A TRANSFER RESTRICTION AGREEMENT

WITH PALM, INC.

The following table sets forth the name and present principal occupation or employment of each Stockholder of Handspring that has entered into a Transfer Agreement with Palm in connection with the Merger Agreement, and the aggregate number of shares of Handspring Common Stock beneficially owned by each such Stockholder as of June 4, 2003 subject to such Transfer Agreement.

Stockholder Party to Transfer Agreement	Shares Beneficially Owned and Subject to Transfer Agreement	Percent of Class (%)(1)
Benchmark Capital Partners II, L.P. as nominee for, Benchmark Capital Partners, II, L.P. Benchmark Founders’ Fund II, L.P. Benchmark Founders’ Fund II-A, L.P. and Benchmark Members’ Fund II, L.P. Suite 200, 2480 Sand Hill Road Menlo Park, California 94025	4,533,214	3.1

L. John Doerr General Partner Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025	225,562(2)	*

Bruce W. Dunlevie Managing Member Benchmark Capital Partners Suite 200, 2480 Sand Hill Road Menlo Park, California 94025	381,086(3)	*

William E. Kennard Managing Director The Carlyle Group 1001 Pennsylvania Avenue, NW, Suite 220 South Washington, DC 20004-2505	48,750(4)	*

Mitchell E. Kertzman Chief Executive Officer Liberate Technologies 2 Circle Star Way San Carlos, CA 94070-6200	48,750(4)	*

Kleiner Perkins Caufield & Byers VIII, L.P. 2750 Sand Hill Road Menlo Park, California 94025	13,848,663	9.1

KPCB Information Sciences Zaibatsu Fund II, L.P. 2750 Sand Hill Road Menlo Park, California 94025	15,670	*

KPCB VIII Founders Fund, L.P. 2750 Sand Hill Road Menlo Park, California 94025	802,185	*

Jeffrey C. Hawkins Chairman and Chief Product Officer of Handspring, Inc. 189 Bernardo Avenue Mountain View, California 94043	37,177,208(5)	24.3

(1)	Based on 148,318,397 shares of Handspring Common Stock outstanding as of May 28, 2003 (as represented by Handspring in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 4,621,129 shares of Handspring Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of June 4, 2003.

(2)	Includes 214,312 outstanding shares of Handspring Common Stock, and 11,250 shares of Handspring Common Stock issuable upon the exercise of options or warrants to purchase Handspring Common Stock, which are exercisable within 60 days of June 4, 2003.

(3)	Includes 369,836 outstanding shares of Handspring Common Stock, and 11,250 shares of Handspring Common Stock issuable upon the exercise of options or warrants to purchase Handspring Common Stock, which are exercisable within 60 days of June 4, 2003.

(4)	Includes no outstanding shares of Handspring Common Stock, and 48,750 shares of Handspring Common Stock issuable upon the exercise of options or warrants to purchase Handspring Common Stock, which are exercisable within 60 days of June 4, 2003.

(5)	32,284,711 shares of Handspring Common Stock also subject to a Voting Agreement.

*	Represents less than 1%